EXHIBIT 19.1

Geron Corporation

Insider Trading Policy

(Revised August 15, 2024)

Table of Contents

Introduction	1
Statement of Policy	2
Transactions Subject to this Policy	3
Persons Subject to this Policy	3
Material Nonpublic Information	3
Quarterly Trading Blackouts	4
Event-Specific Trading Blackouts	5
Exceptions to this Policy	5
Special and Prohibited Transactions	7
Pre-Clearance and Advance Notice of Transactions	7
Short-Swing Trading, Control Stock and Section 16 Reports	8
Prohibition of Trading During Pension Plan Blackouts	8
Policy’s Duration	8
Individual Responsibility	9
Penalties	9
Amendments	9
Insider Trading Policy	10
Frequently Asked Questions	10
Rule 10b5-1 Trading Plan Guidelines	16

Introduction

During the course of your relationship with Geron Corporation (the “Company” or “Geron”), you may receive material information that is not yet publicly available (“material nonpublic information”) about Geron or other publicly traded companies. Material nonpublic information may give you, or someone you pass that information on to, a leg up over others when deciding whether to buy, sell or otherwise transact in Geron’s securities or the securities of another publicly traded company. This policy sets forth guidelines with respect to transactions in Geron securities and in the securities of other applicable publicly traded companies, in each case by our employees, directors and consultants who may become aware of material non-public information (“designated consultants”) and the other persons or entities subject to this policy as described below.

The Company has appointed the Chief Legal Officer as the Company’s Insider Trading Compliance Officer and the Chief Financial Officer and any other person designated by the Chief Legal Officer as an alternate in the event the Chief Legal Officer is unavailable (the “Insider Trading Compliance Officer”). The Audit Committee (the “Audit Committee”) of the Board of Directors of the Company is responsible for oversight of this Policy. Questions regarding this Policy should be directed to the Insider Trading Compliance Officer.

Statement of Policy

It is the policy of Geron that an employee, director or designated consultant of Geron (or any other person or entity subject to this policy) who is aware of material nonpublic information relating to Geron may not, directly or indirectly:

1. engage in any transactions in Geron’s securities, except as otherwise specified under the heading “Exceptions to this Policy” below;

2. recommend the purchase or sale of any of Geron’s securities;

3. disclose material nonpublic information to persons within Geron whose jobs do not require them to have that information, or outside of Geron to other persons, such as family, friends, business associates and investors, unless the disclosure is made in accordance with Geron’s policies regarding the protection or authorized external disclosure of information regarding Geron; or

4. assist anyone engaged in the above activities.

The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to Geron at the time of the transaction.

The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve Geron’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

It is also important to note that the laws prohibiting insider trading are not limited to trading by the insider alone; advising others to trade on the basis of material nonpublic information is illegal and squarely prohibited by this policy. Liability in such cases can extend both to the “tippee”—the person to whom the insider disclosed material nonpublic information—and to the “tipper,” the insider himself or herself. In such cases, you can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. For these and other reasons, it is the policy of Geron that no employee, director or designated consultant of Geron (or any other person or entity subject to this policy) may either (a) recommend to another person or entity that they buy, hold or sell Geron’s securities at any time or (b) disclose material nonpublic information to persons within Geron whose jobs do not require them to have that information, or outside of Geron to other persons (unless the disclosure is made in accordance with Geron’s policies regarding the protection or authorized external disclosure of information regarding Geron).

In addition, it is the policy of Geron that no person subject to this policy who, in the course of his or her relationship with Geron, learns of any confidential information that is material to another publicly traded company, including but not limited to a customer, supplier, partner or collaborator of Geron or an economically-linked company such as a competitor of Geron, may trade in that other company’s securities until the information becomes public or is no longer material to that other company.

There are no exceptions to this policy, except as specifically noted above or below.

Transactions Subject to this Policy

This policy applies to all transactions in securities issued by Geron, as well as derivative securities that are not issued by Geron, such as exchange-traded put or call options or swaps relating to Geron’s securities. Accordingly, for purposes of this policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of Geron’s common stock in the public market but also any other purchases, sales, transfers, gifts or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

Persons Subject to this Policy

This policy applies to you and all other employees, directors and designated consultants of Geron and its subsidiaries. This policy also applies to members of your family who reside with you, any other persons with whom you share a household, any family members who do not live in your household but whose transactions in Geron’s securities are directed by you or are subject to your influence or control and any other individuals or entities whose transactions in securities you influence, direct or control (including, e.g., a venture or other investment fund, if you influence, direct or control transactions by the fund). However, this policy does not apply to any entity that invests in securities in the ordinary course of its business (e.g., a venture or other investment fund) if (and only if) such entity has established its own insider trading controls and procedures in compliance with applicable securities laws with respect to trading in Geron’s securities. The foregoing persons who are deemed subject to this policy are referred to in this policy as “Related Persons.” You are responsible for making sure that your Related Persons comply with this policy.

Material Nonpublic Information

Material information

It is not always easy to figure out whether you are aware of material nonpublic information. But there is one important factor to determine whether nonpublic information you know about a public company is material: whether the information could be expected to affect the market price of that company’s securities or to be considered important by investors who are considering trading that company’s securities. If the information makes you want to trade, it would probably have the same effect on others. Keep in mind that both positive and negative information can be material. A good general rule of thumb: when in doubt, do not trade.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered material nonpublic information until publicly disclosed within the meaning of this policy. There may be other types of information that would qualify as material information as well; use this list merely as a non-exhaustive guide:

• financial or sales results or forecasts;

• changes in previously provided guidance;

• status of product or product candidate development or regulatory approvals;

• clinical data relating to products or product candidates;

• timelines for pre-clinical studies or clinical trials;

• acquisitions or dispositions of assets, divisions or companies;

• public or private sales of debt or equity securities;

• stock splits, dividends or changes in dividend policy;

• the establishment of a repurchase program for Geron’s securities;

• gain or loss of a significant licensor, licensee or supplier;

• changes or new corporate partner relationships or collaborations

• notice of issuance or denial of patents;

• regulatory developments;

• management, Board or control changes;

• employee layoffs;

• a disruption in Geron’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;

• tender offers or proxy fights;

• accounting restatements;

• litigation or settlements; and

• impending bankruptcy.

When information is considered public

The prohibition on trading when you have material nonpublic information lifts once that information becomes publicly disseminated. But for information to be considered publicly disseminated, it must be widely disseminated through a press release, a filing with the Securities and Exchange Commission (the “SEC”), or other widely disseminated announcement. Once information is publicly disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. Generally speaking, information will be considered publicly disseminated for purposes of this policy only after one full trading day has elapsed since the information was publicly disclosed. For example, if we announce material nonpublic information before trading begins on Wednesday, then during an open trading window you may execute a transaction in our securities on Thursday; if we announce material nonpublic information after trading ends on Wednesday, then during an open trading window you may execute a transaction in our securities on Friday. Depending on the particular circumstances, Geron may determine that a longer waiting period should apply to the release of specific material nonpublic information.

Quarterly Trading Blackouts

The following persons are designated “Covered Insiders” under this Policy:

1. members of the Board of Directors;

2. employees with the title of “Vice President” or above;

3. members of the Finance and Accounting department who prepare the Company’s financial statements and/or quarterly securities filings, as determined jointly by the Insider Trading Compliance Officer and the Chief Financial Officer;

4. members of the Commercial department who have access to, or receive, national or global sales information, as determined jointly by the Insider Trading Compliance Officer and the Chief Commercial Officer;

5. all members of the following functional departments: Legal, Business Development, and Investor Relations and Corporate Communications, unless specifically excluded by the Insider Trading Compliance Officer;

6. consultants of Geron who have been notified of their designation; and

7. anyone else designated from time to time by the Insider Trading Compliance Officer.

Because these Covered Insiders are most likely to have regular access to material nonpublic information about Geron, we require them to do more than refrain from insider trading. To minimize even the appearance of insider trading among our Covered Insiders, we have established “quarterly trading blackout periods” during which our Covered Insiders and their Related Persons—regardless of whether they are aware of material nonpublic information or not—may not conduct any trades in Geron securities. That means that, except as described in this policy, Covered Insiders and their Related Persons will be able to trade in Geron securities only during limited open trading window periods that generally will begin after one full trading day has elapsed since the public dissemination of Geron’s financial results covering the immediately preceding quarterly or annual period, as applicable, and will end at the beginning of the next quarterly trading blackout period, as described in the next paragraph. Of course, even during an open trading window period, and even if you are not a Covered Insider, you may not (unless an exception applies) conduct any trades in Geron securities if you are otherwise in possession of material nonpublic information.

For purposes of this policy, each “quarterly trading blackout period” will generally begin at the end of the day that is two weeks before the end of each fiscal quarter and will end after one full trading day has elapsed since the public dissemination of Geron’s financial results for that quarter. Please note that the quarterly trading blackout period may commence early or may be extended if, in the judgment of Geron’s Insider Trading Compliance Officer, there exists undisclosed information that would make trades by Covered Insiders inappropriate. It is important to note that the fact that the quarterly trading blackout period has commenced early or has been extended should be considered material nonpublic information that should not be communicated to any other person.

A Covered Insider who believes that special circumstances require him or her to trade during a quarterly trading blackout period (or an event-specific trading blackout as described in the next paragraph) should consult the Insider Trading Compliance Officer. Permission to trade during a quarterly trading blackout period will be granted only where the circumstances are extenuating, the Insider Trading Compliance Officer concludes that the person is not in fact aware of any material nonpublic information relating to Geron or its securities, and there appears to be no significant risk that the trade may subsequently be questioned.

Event-Specific Trading Blackouts

From time to time, an event may occur that is material to Geron and is known by only a few directors, officers, employees and/or designated consultants. So long as the event remains material and nonpublic, the persons designated by the Insider Trading Compliance Officer may not trade in Geron’s securities. In that situation, Geron will notify the designated individuals that neither they nor their Related Persons may trade in Geron’s securities. The existence of an event-specific trading blackout should also be considered material nonpublic information and should not be communicated to any other person. Even if you have not been designated as a person who should not trade due to an event-specific trading blackout, you should not trade while aware of material nonpublic information.

The quarterly and event-specific trading blackouts do not apply to those transactions to which this policy does not apply, as described under the heading “Exceptions to this Policy” below.

Exceptions to this Policy

This policy does not apply in the case of the following transactions, except as specifically noted:

1. Option Exercises. This policy does not apply to the exercise of options granted under Geron’s equity compensation plans for which payment is made in cash or, where permitted under the option, by a net exercise transaction with the Company. This policy does, however, apply to any sale of stock underlying the exercised options, whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes. For this reason, you may not effect a broker-assisted cashless exercise or same-day sale (these broker-assisted cashless exercise and same-day sale transactions always include a market sale of stock underlying the options) during a trading blackout period or any time that you are aware of material nonpublic information.

2. Tax Withholding Transactions. This policy does not apply to the surrender of shares directly to Geron to satisfy tax withholding obligations as a result of the issuance of shares upon vesting or exercise of restricted stock units, options or other equity awards granted under Geron’s equity compensation plans. Of course, any market sale of the stock received upon exercise or vesting of any such equity awards remains subject to all provisions of this policy whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes.

3. ESPP. This policy does not apply to the purchase of stock by employees under Geron’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP. This policy does however apply to an employee’s initial election to participate in the ESPP, changes (other than complete withdrawals) to an employee’s election to participate in the ESPP for any enrollment period, or to the subsequent sale of the stock acquired pursuant to the ESPP. Accordingly, such elections or changes (other than complete withdrawals) thereto may not be effected during a trading blackout period or when an employee is otherwise in possession of material non-public information relating to Geron or any of its securities.

4. Directors’ Market Value Stock Purchase Plan. This policy does not apply to purchases of stock from the Company under Geron’s Directors’ Market Value Stock Purchase Plan (the “Directors’ Plan”) on periodic designated dates in accordance with the Directors’ Plan and Geron’s Non-Employee Directors’ Compensation Policy (the “Directors’ Compensation Policy”). This policy does apply, however, to a director’s election to receive stock in lieu of cash compensation under the Directors’ Plan and the Directors’ Compensation Policy, and to a director’s sale of stock purchased under the Directors’ Plan. Accordingly, such elections may not be effected during a trading blackout period or when a director is otherwise in possession of material non-public information relating to Geron or any of its securities.

5. 10b5-1 Automatic Trading Programs. Under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as permitted by Geron, employees and directors may establish a trading plan under which a broker is instructed to buy or sell Geron securities based on pre-determined criteria (a “Trading Plan”). So long as a Trading Plan is properly established, purchases and sales of Geron securities pursuant to that Trading Plan are not subject to this policy. To be properly established, an employee’s or director’s Trading Plan must be established in compliance with the requirements of Rule 10b5-1 of the Exchange Act and Geron’s 10b5-1 Trading Plan Guidelines (which are attached as Exhibit B to this policy) at a time when such employee or director was not subject to a trading blackout period and such employee or director was not otherwise aware of any material nonpublic information relating to Geron or its securities. Moreover, and pursuant to Geron’s 10b5-1 Trading Plan Guidelines, all 10b5-1 Trading Plans must be reviewed and pre-approved by Geron’ Insider Trading Compliance Officer before being established to confirm that the 10b5-1 Trading Plan complies with all pertinent company policies and applicable securities laws.

Special and Prohibited Transactions

1. Inherently Speculative Transactions. No Geron employee, director or designated consultant may engage in short sales, transactions in put options, call options or other derivative securities on an exchange or in any other organized market, or in any other inherently speculative transactions with respect to Geron’s stock.

2. Hedging Transactions. Geron employees, directors and designated consultants are prohibited from engaging in any hedging and other transactions described in this paragraph. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a Geron employee, director or designated consultant to continue to own Geron’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Geron employee, director or designated consultant may no longer have the same objectives as Geron’s other stockholders.

3. Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Geron’s securities, Geron employees, directors and designated consultants are prohibited from holding Geron’s securities in a margin account or otherwise pledging Geron’s securities as collateral for a loan.

4. Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Trading Plans, as discussed above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Geron employee, director or designated consultant is in possession of material nonpublic information. Geron therefore discourages placing standing or limit orders on Geron’s securities. If a person subject to this policy determines that they must use a standing order or limit order (other than under an approved Trading Plan as discussed above), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to the “Quarterly Trading Blackouts” and “Event-Specific Trading Blackouts” provisions above.

5. 401(k) Plan Transactions (applicable only to Geron employees who hold shares of Geron stock in their 401(k) Plan under Geron’s now-discontinued practice of 401(k) matching utilizing Geron stock). This policy applies to certain elections you may make under the 401(k) plan, including: an election to make an intra-plan transfer of an existing account balance out of the Geron stock fund; and an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Geron stock fund balance.

Pre-Clearance and Advance Notice of Transactions

In addition to the requirements above, all Geron officers, directors, employees and designated consultants face a further restriction: Even during an open trading window, they may not engage in any transaction in, or enter into, modify or terminate any contract, instruction or written plan or arrangement in, Geron’s securities (including acquisitions and dispositions of Geron’s stock, the exercise of stock options, the sale of Geron stock issued upon the exercise of stock options, and the sale of Geron’s stock purchased under the ESPP or the Directors’ Plan) without first obtaining pre-clearance in writing from Geron’s Insider Trading Compliance Officer or his or her designee. The Insider Trading Compliance Officer or his or her designee will then determine whether the Covered Insider may proceed. If after consulting with the Insider Trading Compliance Officer, it is determined that such officer, director, employee or designated consultant is in possession of material, non-public information, there can be no transactions involving such security except as otherwise provided under “Exceptions to this Policy,” above. Pre-cleared transactions not completed within five trading days will require new pre-clearance.

The requirement for pre-clearance as set forth in the above paragraph does not apply to transactions covered in “Exceptions to this Policy,” above.

Once any transaction takes place, each officer or director who is a Section 16 reporting person pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, must immediately notify Geron’s Insider Trading Compliance Officer or his or her designee so that Geron may assist in any Section 16 reporting obligations.

Short-Swing Trading, Control Stock and Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care to avoid short-swing transactions (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), and any notices of sale required by Rule 144.

Prohibition of Trading During Pension Plan Blackouts

No director or Section 16 officer of Geron may, directly or indirectly, purchase, sell or otherwise transfer any equity security of Geron (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR under the Exchange Act) if a director or Section 16 officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or Section 16 officer, such as Geron stock held in the Geron 401K Plan. This prohibition does not apply to any transactions that are specifically exempted, including but not limited to, purchases or sales of Geron’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits Section 16 officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; or acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. Geron will notify each director and Section 16 officer of any blackout periods in accordance with the provisions of Regulation BTR. Because Regulation BTR is very complex, no director or Section 16 officer of Geron should engage in any transactions in Geron’s securities, even if believed to be exempt from Regulation BTR, without first consulting with Geron’s Insider Trading Compliance Officer.

Policy’s Duration

This policy continues to apply to your transactions in Geron’s securities and the securities of other applicable public companies as more specifically set forth in this policy until your relationship with Geron has ended. However, if you are aware of material nonpublic information when your relationship with Geron ends, you are reminded that the federal securities laws prohibit you from trading in Geron’s securities or the securities of other applicable publicly traded companies until the material nonpublic information has been publicly disseminated or is no longer material.

Individual Responsibility

Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about Geron and to not engage in transactions in Geron’s securities or the securities of other applicable public companies while aware of material nonpublic information, as more specifically set forth in this policy. Each individual is responsible for making sure that he or she complies with this policy, and that any family member, household member or other person or entity whose transactions are subject to this policy, as discussed under the heading “Persons Subject to this Policy” above, also comply with this policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of Geron or any employee or director of Geron pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by Geron for any conduct prohibited by this policy or applicable securities laws. See “Penalties” below.

Penalties

Anyone who engages in insider trading or otherwise violates this policy may be subject to both civil liability and criminal penalties. Violators also risk disciplinary action by Geron, up to and including termination of employment. Anyone who has questions about this policy should contact their own attorney or Geron’s Insider Trading Compliance Officer, at TradingCompliance@geron.com. Please also see Frequently Asked Questions, which are attached as Exhibit A.

Amendments

Geron is committed to continuously reviewing and updating its policies and procedures. Geron therefore reserves the right to amend, alter or terminate this policy at any time and for any reason. A current copy of Geron’s policies regarding insider trading may be obtained by.

Exhibit A

Insider Trading Policy

Frequently Asked Questions

1. What is insider trading?

A: Generally speaking, insider trading is the buying or selling of stocks, bonds, futures or other securities by someone who possesses or is otherwise aware of material nonpublic information about the securities or the issuer of the securities. Insider trading also includes trading in derivatives (such as put or call options) where the price is linked to the underlying price of a company’s stock. It does not matter whether the decision to buy or sell was influenced by the material nonpublic information, how many shares you buy or sell, or whether it has an effect on the stock price. Bottom line: If, during the course of your relationship with Geron, you become aware of material nonpublic information about Geron and you trade in Geron’s securities, you have broken the law and violated our insider trading policy. In addition, our insider trading policy provides that if in the course of your relationship with Geron, you learn of any confidential information that is material to another publicly traded company, including but not limited to a customer, supplier, partner or collaborator of Geron or an economically-linked company such as a competitor of Geron, you may not trade in that other company’s securities until the information becomes public or is no longer material to that other company. For example, if you learn of nonpublic information during the course of your relationship with Geron that could affect the stock price of a Geron competitor, you may not trade in that competitor’s stock until the information becomes public or is no longer material.

2. Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the market. This ensures that there is an even playing field by requiring those who are aware of material nonpublic information to refrain from trading.

3. What is material nonpublic information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond future or other security. This could mean many things: financial or sales results, clinical or regulatory results, potential acquisitions or major contracts to name just a few. Information is nonpublic if it has not yet been publicly disseminated within the meaning of our insider trading policy.

4. Who can be guilty of insider trading?

A: Anyone who buys or sells a security while aware of material nonpublic information, or provides material nonpublic information that someone else uses to buy or sell a security, may be guilty of insider trading. This applies to all individuals, including officers, directors and others who don’t even work at Geron. Regardless of who you are, if you know something material about the value of a security that not everyone knows and you trade (or convince someone else to trade) in that security, you may be found guilty of insider trading.

5. Does Geron have an insider trading policy?

A: Yes, the insider trading policy is available to read on our website on our Corporate Governance webpage.

6. What if I work in a foreign office?

A: The same rules apply to U.S. and foreign employees and consultants. The Securities and Exchange Commission (the U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company’s securities conducted by individuals and firms based abroad. In addition, as a Geron director, employee or consultant, our policies apply to you no matter where you work.

7. What if I don’t buy or sell anything, but I tell someone else material nonpublic information and they buy or sell?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee.” If the tippee buys or sells based on that material nonpublic information, both you and the “tippee” could be found guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members and the “tippee” might be found guilty of insider trading too. To prevent this, you may not discuss material nonpublic information about the company with anyone outside Geron, including spouses, family members, friends or business associates (unless the disclosure is made in accordance with Geron’s policies regarding the protection or authorized external disclosure of information regarding Geron). This includes anonymous discussions on the internet about Geron or companies with which Geron does business.

8. What if I don’t tell them the information itself; I just tell them whether they should buy or sell?

A: That is still tipping, and you can still be responsible for insider trading. You may never recommend to another person that they buy, hold or sell Geron’s common stock or any derivative security related to Geron’s common stock, since that could be a form of tipping.

9. What are the sanctions if I trade on material nonpublic information or tip off someone else?

A: In addition to disciplinary action by Geron—which may include termination of employment—you may be liable for civil sanctions for trading on material nonpublic information. The sanctions may include return of any profit made or loss avoided as well as penalties of up to three times any profit made or any loss avoided. Persons found liable for tipping material nonpublic information, even if they did not trade themselves, may be liable for the amount of any profit gained or loss avoided by everyone in the chain of tippees as well as a penalty of up to three times that amount. In addition, anyone convicted of criminal insider trading could face prison and additional fines.

10. What is “loss avoided”?

A: If you sell common stock or a related derivative security before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

11. Am I restricted from trading securities of any companies other than Geron, for example a customer, partner or competitor of Geron?

A: Yes, you may be restricted from doing so due to your awareness of material nonpublic information. U.S. insider trading laws generally restrict everyone aware of material nonpublic information about a company from trading in that company’s securities, regardless of whether the person is directly connected with that company, except in limited circumstances. You should be particularly conscious of this restriction if, through your position at Geron, you sometimes obtain sensitive, material information about other companies and their business dealings with Geron. Please also refer to Question 1 above and our insider trading policy with respect to restrictions on trading in the securities of other public companies.

12. So if I do not trade Geron securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. For example, employees and consultants may violate our policies by breaching their confidentiality obligations or by recommending Geron stock as an investment, even if these actions do not violate securities laws. Our policies are stricter than the law requires so that we and our employees and consultants can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

13. So when can I buy or sell my Geron securities?

A: If you are aware of material nonpublic information, you may not buy or sell our common stock until one full trading day has elapsed since the information was publicly disclosed. At that point, the information is considered publicly disseminated for purposes of our insider trading policy. For example, if we announce material nonpublic information before trading begins on Wednesday, then during an open trading window you may execute a transaction in our securities on Thursday; if we announce material nonpublic information after trading ends on Wednesday, then during an open trading window you may execute a transaction in our securities on Friday. Even if you are not aware of any material nonpublic information, you may not trade our common stock during any trading “blackout” period to which you are subject. Our insider trading policy describes the quarterly trading blackout period and the Geron personnel who are subject to the quarterly trading blackout period, and additional event-driven trading blackout periods that may be applicable to you and announced by email.

14. If I have an open order to buy or sell Geron securities on the date a blackout period commences, can I leave it to my broker to cancel the open order and avoid executing the trade?

A: No, unless it is in connection with a 10b5-1 trading plan (see Question 26 below). If you have any open orders when a blackout period commences other than in connection with a 10b5-1 trading plan, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after a blackout period commences not in connection with a

10b5-1 trading plan, you will have violated our insider trading policy and may also have violated insider trading laws.

15. Am I allowed to trade derivative securities of Geron’s common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which include publicly traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage their investment using a relatively small amount of money. Examples of derivative securities include “put options” and “call options.” These are different from employee options and other equity awards granted under our equity compensation plans, which are not derivative securities for purposes of our policy.

“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is realized if the stock price decreases during the period of borrowing.

16. Why does Geron prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted similar policies because of the temptation it represents to try to benefit from a relatively low-cost method of trading on short-term swings in stock prices, without actually holding the underlying common stock, and encourages speculative trading. We are dedicated to building stockholder value, short selling our common stock conflicts with our values and would not be well-received by our stockholders.

17. Can I purchase Geron securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

18. Why does Geron prohibit me from purchasing Geron securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess material nonpublic information at the time of the call. If a margin call were to be made at a time when you were aware of material nonpublic information and you could not or did not supply other collateral, you may be liable under insider trading laws because of the sale of the securities (through the margin call). The sale would be attributed to you even though the lender made the ultimate determination to sell. The U.S. Securities and Exchange Commission takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

19. Can I pledge my Geron shares as collateral for a personal loan?

A: No. Pledging your shares as collateral for a personal loan could cause the pledgee to transfer your shares during a trading blackout period or when you are otherwise aware of material nonpublic information. As a result, you may not pledge your shares as collateral for a loan.

20. Can I hedge my ownership position in Geron?

A: Hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds are prohibited by our insider trading policy. Since such hedging transactions allow you to continue to own Geron’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership, you may no longer have the same objectives as Geron’s other shareholders. Therefore, our insider trading policy prohibits you from engaging in any such transactions.

21. Can I exercise options granted to me under Geron’s equity compensation plans during a trading blackout period or when I possess material nonpublic information?

A: Yes, if you are not selling shares to pay for the exercise price. You may exercise the options for which payment is made in cash (or via net exercise transaction with Geron) and receive shares, but you may not sell the shares underlying the options (even to pay the exercise price or any taxes due) during a trading blackout period or any time that you are aware of material nonpublic information. To be clear, you may not effect a broker-assisted cashless exercise or a same-day sale (because these broker-assisted cashless exercise and same-day sale transactions always include a market sale) during a trading blackout period or any time that you are aware of material nonpublic information

22. Am I subject to trading blackout periods if I am no longer an employee or consultant of Geron?

A: No. However, even if you are not subject to our trading blackout period after you leave Geron, you should not trade in Geron securities if you are aware of material nonpublic information. That restriction under the federal securities laws stays with you as long as the information you possess is material and not publicly disseminated within the meaning of our insider trading policy.

23. What if I purchased publicly traded options or other derivative securities before I became a Geron employee or consultant?

A: The same rules apply as for employee stock options. You may exercise the publicly traded options at any time, but you may not sell the securities during a trading blackout period or at any time that you are aware of material nonpublic information.

24. May I own shares of a mutual fund that invests in Geron?

A: Yes.

25. Are mutual fund shares holding Geron common stock subject to the trading blackout periods?

A: No. You may trade in mutual funds holding Geron common stock at any time.

26. May I use a “routine trading program” or “10b5-1 plan”?

A: Yes, subject to the requirements discussed in our insider trading policy and Geron’s 10b5-1 Trading Plan Guidelines. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stock broker where you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, please contact our Insider Trading Compliance Officer to obtain pre-approval at TradingCompliance@geron.com. A copy of Geron’s 10b5-1 Trading Plan Guidelines is attached hereto as Exhibit B.

27. What happens if I violate our insider trading policy?

A: Violating our policies may result in disciplinary action, which may include termination of your employment or other relationship with Geron. In addition, you may be subject to criminal and civil sanctions.

28. Who should I contact if I have questions about our insider trading policy or specific trades?

A: You should contact our Insider Trading Compliance Officer at TradingCompliance@geron.com.

Geron Corporation

Rule 10b5-1 Trading Plan Guidelines (Revised August 15, 2024))

This document lays out guidelines for any Rule 10b5-1 trading plan covering publicly traded stock of Geron Corporation (the “Company”). In addition to honoring these guidelines, all 10b5-1 trading plans, along with any amendments or modifications to those plans, must comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

• Participants. The Company’s directors and executive officers (i.e., Section 16 officers) are required to adopt a 10b5-1 trading plan to govern all trades they make involving the Company securities, other than Qualified Sell-to-Cover Transactions, and may not make other trades in Company securities in the open market absent special circumstances approved by the Insider Trading Compliance Officer (or the Chief Financial Officer in the event of trades by the Insider Trading Compliance Officer). Other Company employees are permitted to adopt a 10b5-1 trading plan.

• Plan Adoption and Approval. The 10b5-1 trading plan must be in writing and signed by the participant establishing the plan. The Company may keep a copy of each 10b5-1 trading plan. The Insider Trading Compliance Officer or an individual designated by the Insider Trading Compliance Officer must pre-approve, in writing, each 10b5-1 trading plan, including any amendment, modification or termination. Participants must enter into a plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 of the Exchange Act. In addition, all participants that enter into a 10b5-1 trading plan must act in good faith with respect to such plan. Compliance with the terms of the 10b5-1 trading plan and the execution of transactions pursuant to the 10b5-1 trading plan are the sole responsibility of the participant establishing the 10b5-1 trading plan, not the Company or the Insider Trading Compliance Officer.

• Designated Brokers. All 10b5-1 trading plans must be established using the broker designated by the Company and listed below:

o E*TRADE / Morgan Stanley

• Representation/Certification. The 10b5-1 trading plan must include a representation certifying that, at the time of adoption, the participant: (i) is not aware of any material nonpublic information about the Company or its securities and (ii) is adopting the 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act.

• Timing and Term of a Plan. There are limits on when a 10b5-1 trading plan can be adopted, so plan ahead. In short, a participant can only set up a 10b5-1 trading plan when the participant does not possess material nonpublic information about the Company. In addition, participants that are subject to trading windows under the Company’s Insider Trading Policy may only adopt a trading plan during an open trading window. Each 10b5-1 trading plan must have a term of at least 6 months but no longer than 24 months. That said, a 10b5-1 trading plan may provide for early termination at any time after 90 days following the termination of the participant’s employment or directorship.

• Timing of a Plan Amendment or Modification. All participants must pre-clear any modification of a 10b5-1 trading plan with the Insider Trading Compliance Officer or an individual designated by the Insider Trading Compliance Officer. In addition, all participants must promptly notify the

Insider Trading Compliance Officer or an individual designated by the Insider Trading Compliance Officer following any pre-approved modification of a 10b5-1 trading plan and provide a copy of such modified plan. Each 10b5-1 trading plan may be amended or modified to change the amount, price or timing of the purchase or sale of the securities underlying a 10b5-1 trading plan (a “Material Modification”) only when the participant does not possess material nonpublic information about the Company. In addition, participants that are subject to trading windows under the Company’s Insider Trading Policy may only enter into a Material Modification during an open trading window. Any Material Modification must include the representation set forth under “Representation/Certification” above. A Material Modification of a 10b5-1 trading plan may not be entered into more than once in any 6-month period. If a participant enters into separate contracts at the same time with different agents to execute trades that are collectively compliant with Rule 10b5- 1, such contracts may be treated as a single plan and a Material Modification of any such contract will be considered a Material Modification of the other such contracts.

• Termination. All participants must obtain pre-approval of any termination of a 10b5-1 trading plan from the Insider Trading Compliance Officer. Participants are discouraged from terminating a 10b5-1 trading plan while in possession of material nonpublic information. In addition, participants that are subject to trading windows under the Company’s Insider Trading Policy are discouraged from terminating a 10b5-1 trading plan during a closed trading window. If a participant terminates their 10b5-1 trading plan early, they must wait at least 30 days before trading outside of the 10b5-1 trading plan. (Note for clarity: before the expiration of the 30 days waiting period, a participant may exercise the options that were subject to their terminated 10b5-1 trading plan for which payment is made in cash (or via net exercise transactions with the Company), but may not sell the stock underlying those options, including in a broker-assisted cashless exercise or same-day sale transaction).

• Delayed Effectiveness of First Trade. The first trade under a 10b5-1 trading plan cannot occur until the expiration of the applicable waiting period (the “Waiting Period”) as follows: (i) if the participant is a director or Section 16 officer of the Company, the later of (A) 90 days following the adoption of the 10b5-1 trading plan or (B) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted (subject to a maximum of 120 days after adoption of the plan), and (ii) for all other participants, at least 30 days. Following a Material Modification of a 10b5-1 trading plan, a participant may not trade under the plan until the expiration of the applicable Waiting Period measured from the date of the Material Modification.

• Relationships with Plan Broker; No Subsequent Influence. If the 10b5-1 trading plan allows a broker discretion regarding the details of trading (e.g., timing, share amounts), the participant cannot communicate any material nonpublic information about the Company to the broker, or attempt to influence how the broker exercises its discretion. In addition, any individual who is authorized to exercise discretion in executing the participant’s 10b5-1 trading plan must be a different individual from the person who executes trades for the participant in other securities.

• Plan Specifications; Discretion Regarding Trades. The 10b5-1 trading plan must specify the amount of stock to be purchased or sold, or specify or set an objective formula for determining the amount of stock to be sold. Other than plans providing for nondiscretionary sell-to-cover transactions to satisfy tax withholding obligations arising exclusively from the vesting of restricted stock or restricted stock units (“Qualified Sell-to-Cover Transactions”), 10b5-1 trading plans that are designed to effect the open-market purchase or sale of Company securities as a single trade may only be entered into once per 12-month period. Transaction types such as market, limit, and VWAP orders are allowed. Each 10b5-1 trading plan should specify the timing of trading or allow for the broker to exercise its discretion regarding the timing of trading. While the Company generally will not comment on the specific trading instructions proposed to be included in a 10b5-1 trading plan, the Insider Trading Compliance Officer may, in the exercise of their discretion, refrain from approving a proposed 10b5-1 trading plan on the basis of the proposed trading instructions. For example, the Insider Trading Compliance Officer likely will not approve a 10b5-1 trading plan if the trading instructions provide for trades on a frequent (e.g., weekly) basis for an extended time period.

• Other Trades. Trading the Company’s securities outside of a participant’s 10b5-1 trading plan could, in certain circumstances, jeopardize the validity of a participant’s plan. Accordingly, no participant who has a 10b5-1 trading plan may make open-market sales of the Company’s securities outside of the plan while their 10b5-1 trading plan is in effect if such sales would cause or potentially cause the participant to not be able to make all of the trades under his or her 10b5-1 trading plan because the Rule 144(e) volume limitations (if applicable to the participant) would otherwise be exceeded.

• Only One Plan in Effect at Any Time. A participant may have only one 10b5-1 trading plan in effect at any time. However, a participant may, during the term of an existing plan, adopt one new 10b5-1 trading plan to replace the existing plan, but only if the first scheduled trade under the new 10b5-1 trading plan does not occur before all trades under the existing 10b5-1 trading plan are completed or expire without execution; provided, however, that if a participant terminates the existing plan after adoption of the replacement plan but prior to the existing plan’s scheduled expiration, the participant’s trades may not commence under the replacement plan until the expiration of the applicable Waiting Period, measured from the date of termination of the existing plan. This restriction on overlapping plans does not apply to plans providing for Qualified Sell-to-Cover Transactions.

• Mandatory Suspension or Termination. Each 10b5-1 trading plan must suspend trades or terminate if legal, regulatory, or contractual restrictions are imposed on the participant, or other events occur that would prohibit sales under such a plan. For example, trading would need to be suspended or the plan terminated if these guidelines were amended to preclude the particular sort of trade contemplated by the plan.

• Compliance with Rule 144. For directors and Section 16 officers, each 10b5-1 trading plan must provide for specific procedures to comply with Rule 144 under the Securities Act of 1933, as amended, including the filing of Forms 144, when applicable. If you need additional information on Rule 144 and Form 144, please contact the Insider Trading Compliance Officer. If requested by the Company, participants must footnote trades disclosed on Forms 144 to indicate that the trades were made pursuant to a 10b5-1 trading plan.

• Broker Obligation to Provide Notice of Trades. Each 10b5-1 trading plan must provide that the broker will promptly notify the participant and the Company of any trades under the plan so that, where required, the participant can make timely filings under the Exchange Act (i.e., no later than the close of business on the day of the trade).

• Required Exchange Act Filings. The Company is required to disclose certain information on a quarterly basis on Form 10-Q and 10-K with respect to the adoption, Material Modification or termination of 10b5-1 trading plans by any director or Section 16 officer. Directors and Section 16 officers must, in any Section 16 filing reporting a transaction effected pursuant to a 10b5-1 trading plan, check the appropriate box to indicate that the transaction is pursuant to a 10b5-1 trading plan and provide the date of adoption of the plan. By entering into a 10b5-1 trading plan, the Company’s directors and Section 16 officers are deemed to understand, and agree to cooperate with the Company with respect to, such disclosure obligations, including by notifying the Insider Trading Compliance Officer of information relevant to the preparation of such disclosure.

• Stock Options. Exercises of stock options for which payment is made in cash (or via net exercise transactions with the Company) currently can be executed at any time. Same day sale exercises or broker-assisted cashless exercises of stock options are subject to the restrictions set forth in this document and the Company’s Insider Trading Policy. However, the Company will permit same day sales and broker-assisted cashless exercises under a 10b5-1 trading plan. Once a broker in a same day sale or broker-assisted cashless exercise disposes of the applicable shares in accordance with the 10b5-1 trading plan, the broker will notify the Company in writing and the administrator of the Company’s stock plans will process the transaction. The participant should not be involved with this type of same day sale exercise.

• Pledging the Company’s Stock to Secure Margin of Other Loans. The Company does not permit officers or directors to pledge the Company’s stock or securities as collateral to secure loans. Such pledges also cannot be carried out through a 10b5-1 trading plan.

• Company Not Party to the Plan. The 10b5-1 trading plan may not have the Company as party to the plan, although it can have a representation by the participant to the effect that the Company has reviewed the plan.

• Guidelines Takes Precedence. In any event of any conflict between the guidelines in this document and any 10b5-1 trading plan, this document shall control, to the extent the 10b5-1 trading plan would permit activities otherwise prohibited by this document.

• Exceptions; Waivers. All requests for exceptions to or waivers of these guidelines must be reviewed and approved by the Insider Trading Compliance Officer or an individual designated by the Insider Trading Compliance Officer.